WILCUMA

El Condor, LLC

Wefunder crowdfunding priced round

TERM SHEET

We are pleased to present you our proposal for an investment in the aforementioned company under the following terms:

Issuer: El Condor, LLC (the "Company"), a limited liability company formed in the State of Delaware, USA, dba El Condor

Founders: The Company was formed and is initially owned by Wilcuma, LLC.

Amount: The Company's proposed business plan, as described in the available comprehensive deck, calls for a target equity injection of $600,000 (six hundred thousand USD) (the "Investment"). The full amount is proposed to be provided on a series of tranches by such crowdfunding investors as the Company may identify for such purpose (the "Investors").

Investment tranches: The Investors will have the opportunity to invest any multiple of $100 (one hundred USD), with $100 (one hundred USD) being the minimum investment authorized.

Closing: The full round size of the Investment will be necessary to successfully close the crowdfunding, otherwise it will be entirely null and all tranches either pledged or already put in escrow will be respectively canceled or returned to the Investors.

Valuation: The Investment will be at a pre-money valuation of $1,400,000 (one million four hundred thousand USD). The current capitalization of the Company is set forth in Part 1 of Exhibit 1 and the pro-forma capitalization of the Company after this proposed target funding is set forth in Part 2 of Exhibit 1.

Type of security: The Investment will be made in the form of non-participating preferred shares in the capital of the Company at a price per share of $100 (one hundred USD), the proposed terms of which are set forth in Exhibit 2.

Use of funds: The proceeds from the Investment are to be used for the Company's opening of 1 (one) coffee shop and 2 (two) coffee counters, as described in the aforementioned deck and on the crowdfunding platform.

Conditions of investment: The Investment will be conditioned on the following items: (a) negotiation of definitive legal documents; (b) satisfactory completion of confirmatory due diligence and anti-money laundering checks; (c) satisfactory completion of the closing requirements as described above; and (d) receipt of all necessary consents.

Warranties: The Company will provide the Investors with warranties designed to confirm its capitalization and its status as a clean company with limited to none trading activity to date, including those that are set out in Exhibit 3. The Company will be liable up to the completed and full amount of the Investment in respect of these warranties.

Information rights: Although the Investors will become members of the Company with no-voting rights as per the operating agreement of the Company (to which no changes are anticipated to be made given this term sheet), they will still benefit from the other membership rights as outlined in the operating agreement. That includes access, on a yearly basis and subject to confidentiality, to financial statements and reports, as well as any reasonably requested information regarding the Company's business, which will be distributed by the Company's manager members.

Dividends: The investors shall be entitled to participate in any dividend distribution on a pro rata basis, such dividends being payable if and when declared by the managers of the Company, as per its operating agreement.

Expenses: The Company and the Investors will bear their own costs in relation to the Investment.

Applicable law: This term sheet (and any dispute or claim relating to it or its subject matter is governed by the laws of the State of New York in the USA.

Confidentiality: This term sheet is written on the basis that its contents and existence are confidential and will not (except in order to comply with regulatory requirements) be revealed by the Investors or the Company to any third party or be the subject of any announcement, except for the information that is accessible to the public on the crowdfunding platform.

Exhibit 1 - Capitalization tables

Part 1

Current capitalization

Shareholder	Number of ordinary shares	Equity
Wilcuma, LLC	14,000	100.0%
Total	14,000	100.0%

Part 2

Pro-forma capitalization

Post funding	Number of ordinary shares	Equity
Wilcuma, LLC	14,000	70.0%
Investors	6,000	30.0%
Total	20,000	100.0%

Exhibit 2 – Rights attaching to Investor shares

1. The Investor shares will have no voting rights as per the Operating Agreement of the Company.

2. In the event of liquidation or return of capital, or if the Company is sold, holders of Investors shares would receive their ownership percentage of the sale value prior and in preference to holders of common stock, with a 1x liquidation preference.

3. Investors will have Right Of First Offer in the next rounds of investment.

WILCUMA

Exhibit 3 - Warranties

The Investors will require the following items of information to be warranted by the Company:

- Operating agreement, including capitalization table

- Yearly financial statements (P&L and balance sheet)

- Relevant general business information